Mail Stop 3561

December 17, 2009

Robert C. Flexon
Executive Vice President and Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

        Re: **NRG Energy, Inc.**
                    Form 10-K for Fiscal Year Ended December 31, 2008
                    Filed February 12, 2009
                    Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008
                    Filed April 30, 2009
                    File No. 001-15891

Dear Mr. Flexon:

      We have completed our review of the above referenced filings and we have no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director